UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

TO OUR SHAREHOLDERS:	April 16, 2010

Each Longleaf Partners Fund outperformed its respective market index in the first quarter, and the Partners and Small-Cap Funds also exceeded our annual absolute goal of inflation plus 10%. Most of the three month returns were generated in March. Market volatility continued, giving us the opportunity to add to several names when prices fell in late January and February, and to scale back or sell positions when stock prices rose in early January and again in March. Over the last year each Fund has materially exceeded our absolute goal of inflation plus 10%.

	Cumulative Returns through March 31, 2010*
	Since IPO		20 Year	10 Year	5 Year	1 Year	YTD

Partners Fund (4/8/87 IPO)	1022.3%		719.5%	89.6%	2.9%	67.7%	6.9%
S&P 500 Index	579.8	*	426.2	(6.4)	10.0	49.8	5.4

Small-Cap Fund (2/21/89 IPO)	717.4		607.6	157.4	26.7	79.3	10.9
Russell 2000 Index	489.7		453.1	43.6	18.0	62.8	8.9

International Fund (10/26/98 IPO)	184.2		NA	105.3	13.1	48.3	2.1
EAFE Index	57.3	*	NA	13.5	20.2	54.4	0.9

Inflation plus 10%	*		984.4	222.5	79.3	12.3	2.7

*During the inception year, the S&P 500 Index and the EAFE Index were available at month-end only; therefore, the S&P 500 Index value at 3-31-87 and the EAFE Index value at 10-31-98 were used to calculate performance since inception. Inflation plus 10% since inception for the Partners, Small-Cap and International Funds was 1537.4%, 1182.9% and 288.1%, respectively. Fund returns and those of the unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance shown. Historic numbers include periods when the Funds used currency hedging as a routine investment strategy, which was ceased between the third quarter 2009 and early 2010. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase prices. Please call (800)445-9469 or go to www.longleafpartners.com for current performance information or the Prospectus, which should be read carefully before investing to learn about Fund investment objectives, risks, charges and expenses. Average annual returns for the periods ended March 31, 2010 follow:

	Since IPO		20 Year	10 Year	5 Year	1 Year

Partners Fund (4/8/87 IPO)	11.1%		11.1%	6.60%	0.6%	67.7%
S&P 500 Index	8.7		8.7	(0.7)	1.9	49.8

Small-Cap Fund (2/21/89 IPO)	10.5		10.3	9.9	4.8	79.3
Russell 2000 Index	8.8		8.9	3.7	3.4	62.8

International Fund (10/26/98 IPO)	9.6		NA	7.5	2.5	48.3
EAFE Index	4.1	*	NA	1.3	3.8	54.4

We have emerged from the seventh and worst bear market in Southeastern’s history. Unique to the 2008 meltdown was the availability of so many best-in-class industry leaders at severely discounted prices. As we wrote in the third quarter of 2008, “the Funds hold the highest quality businesses in Southeastern’s history.” We have noted that the corporate managements at our holdings are the best collective group of partners with whom we have co-invested. The competitive advantages of our companies have grown, and our management partners’ abilities have been demonstrated more clearly over the last eighteen months. In addition to superior qualitative characteristics, the Funds’ quantitative attractiveness is equally strong. We believe the return opportunity that remains in the Funds even following the appreciation over the last year is substantial.

•	The price-to-value ratios for all three Funds are in the low to mid-60%s, below our long-term averages.
•	The return opportunity could be much higher than our P/Vs imply because our current appraisals are calculated assuming low secular growth from a depressed 2009. If the cyclical economic recovery is normal, our value assessments will prove to be low.

•	Appraisal acceleration is likely to be greater than in previous post-recession periods due to the substantial cost cuts that occurred at our companies. Modest top line increases will generate much larger free cash flow gains due to the operating leverage.
•	Meaningful cash on hand combined with growing free cash flow coupons will enable our owner-operator partners to make capital allocation decisions that will further build value and/or return more capital to shareholders.
•	Market participants and asset allocators remain skeptical of U.S. and developed non-U.S. equities as measured by the direction of fund flows into fixed income, emerging markets, and alternatives over the last 15 months. A great deal of liquidity sits on the sidelines. These observations do not pertain to our appraisals, but do imply that prices within our universe have not been driven by speculation but predominantly by fundamental improvements at our companies.

We find that many investors currently have little interest in hearing about our company valuations, P/V ratios, the great businesses we own, or the terrific managements with whom we have partnered. This lack of interest in our fundamental research corresponds with ongoing macro concerns. Many believe that another shoe will drop from government intervention, monetary and fiscal policy mismanagement, a second leg to the recession, or some combination of these. Didn’t 2008 show that such negative macro scenarios will overwhelm our appraisals and our “margin of safety?”

The investment case for the Longleaf Funds overpowers macro concerns for several reasons:

•	These macro predictions appear adequately discounted. We submit that they are baked into prices because so many investors share the same concerns. The magnitude of 2008 stock market declines was extremely anomalous, especially compared to previous bear markets associated with severe economic downturns, wars, or double-digit inflation. Prices reacted far more negatively than the recession’s meaningful impact on companies.
•	We are not oblivious, however, to potential negative macro scenarios as evidenced by our investments. Core holdings such as DIRECTV, tw telecom, Yum, Fairfax, and Genting were “battle-tested” in the first leg of the recession and demonstrated their ability to hold up if recession recurs. The majority of our companies have pricing power which would protect them in an inflationary scenario, and many would be net beneficiaries of inflation.
•	The dread scenarios could actually help some of our holdings. For example, if governments continue to intervene heavily with infrastructure spending, Cemex, Texas Industries, ACS, and Hochtief will benefit. If the U.S. government gets serious about energy policy and its relationship to national security, Chesapeake’s natural gas and Pioneer’s domestic oil will gain additional advantage.

The fact that value-based bottom-up investing is taking a back seat to macro issues at this particular time is ironic for two reasons. First, even though our appraisals looked academic and irrelevant in 2008, those intrinsic values were the entire reason for holding onto our best ideas, and they served as the navigational guide or “North Star” in an extremely stormy environment. Those very same values also have been the basis of our substantial rebound in 2009 and early 2010 because intrinsic worth has begun to win out (as it usually does.) Secondly, the mathematical probability of our current appraisals being too high is meaningfully lower than it was in 2007 because of the mark downs we made to reflect the recession. Adjusting values down further from today’s levels, even with a second leg to the recession or with inflation pushing up bond yields and discount rates, would be like stepping off the curb instead of falling off the building. So far in 2010, our appraisals have actually surprised strongly to the upside.

We continue to find new opportunities around the globe. We added a new Small-Cap name in the first quarter and have begun buying two new non-U.S. names as well as one domestic one since the start of April. The Partners Fund’s cash reserves are approaching 20%, and we are patiently waiting to invest when the prices of our existing holdings and/or on-deck names come our way, or we find a new opportunity.

We are grateful to our partners in the Funds. We believe your commitment will continue to pay off for years to come.

Sincerely,

O. Mason Hawkins	G. Staley Cates
Chairman & CEO	President
Southeastern Asset Management, Inc.	Southeastern Asset Management, Inc.